Exhibit 4.11

EXECUTION VERSION

COLLABORATION AGREEMENT

This Collaboration Agreement is made and entered into as of April 30,  2001 by and among Chiron Behring GmbH & Co, a company incorporated in Germany, with offices at Emil von Behring Strasse 76, 35041 Marburg, Germany (“Chiron Behring”), Chiron S.p.A., a company incorporated in Italy, with offices at Via Fiorentina 1, 53100 Siena, Italy (“Chiron S.p.A.”, and together with Chiron Behring GmbH & Co, “Chiron”), Rhein Biotech N.V., a company incorporated in the Netherlands, with offices at Gaetano Martinolaan 95, 6229 GS Maastricht, The Netherlands (“Rhein Biotech”), and GreenCross Vaccine Corporation, a company incorporated in the Republic of Korea, with offices at 303 Bojung-Ri, Koosung-Eup, Yongin 449-770, Republic of Korea (“GCVC”, and together with Rhein Biotech, “Rhein Biotech and GCVC”).

RECITALS

A.   WHEREAS, Chiron and Rhein Biotech each has developed expertise in the fields of vaccine research, development and manufacturing.

B.   WHEREAS, Chiron and Rhein Biotech entered into a Letter of Intent dated as of December 1, 2000 (the “Letter of Intent”) with respect to their intent to co-develop and manufacture one or more new pentavalent combination vaccines for pediatric use.

C.   WHEREAS, Chiron, Rhein Biotech and GCVC entered into a Materials Transfer Agreement effective as of December 11, 2000 (the “Materials Transfer Agreement”) with respect to their respective rights and obligations in connection with any materials transferred in connection with the project contemplated by the Letter of Intent.

D.   WHEREAS, Chiron, Rhein Biotech and GCVC wish to collaborate on the research, development, manufacturing and commercialization of one or more new pentavalent combination vaccines for pediatric use on the terms and conditions set forth herein with a view to reducing duplicative, unnecessary costs, exchanging ideas and developing resulting products and technologies more rapidly than would otherwise be the case.

NOW THEREFORE in consideration of the premises and other good and valuable consideration, Chiron and Rhein Biotech and GCVC agree as follows.

ARTICLE 2
COLLABORATION

2.1                  Collaboration. Chiron, Rhein Biotech and GCVC shall establish a collaboration in the Field (the “Collaboration”) subject to the terms and conditions set forth in this Collaboration Agreement. The Parties shall collaborate on research, development and commercialization of the Whole Cell Product and, subject to the terms of Section 2.5, of the Acellular Product, all as more fully set forth in this Collaboration Agreement

2.2                  Annual Plan and Budget for 2001. Attached as Schedule I hereto is the Annual Plan and Budget for the year 2001, which shall be deemed to have been approved by the Parties.

2.3                  Level of Effort. Each Party shall use commercially reasonable efforts to perform the duties and obligations assigned to it under this Collaboration Agreement and the Annual Plans and Budgets and shall employ at least the level of effort and care that such Party would use in performing similar activities in connection with its own internal projects with comparable risk/reward profiles.

2.4                  Commitment to Annual Plan and Budget. Each Party shall use and shall cause its Affiliates to use all reasonable efforts to conduct its activities in accordance with and within the parameters set by the Annual Plan and Budget, including without limitation, making all investment in the Collaboration necessary and in accordance with the Investment Plan attached as Schedule L and the timelines for the Collaboration set forth in each Annual Plan and Budget and the Collaboration and Development Plan in order to meet the levels of production of the Product set forth in each Annual Plan and Budget.

2.5                  Acellular Product. The Parties agree that they shall collaborate exclusively for a period of twelve months from the Effective Date to evaluate alternatives for implementation of the Collaboration with respect to the Acellular Product. The provisions in the Collaboration and Development Plan with respect to the Acellular Product shall be used as a basis for such evaluation. If either Party, in its sole discretion, determines during such twelve month evaluation that the Collaboration with respect to the Acelluar Product should not proceed, such Party shall notify the other Party in writing of such determination and the Collaboration with respect to the Acellular Product shall be terminated with immediate effect. For the avoidance of doubt, all R & D Expenses incurred by either Party prior to any such termination of the Collaboration with respect to the Acellular Product shall be shared by the Parties in accordance with the terms of Section 6.2.

(d)                   establish annually the amount allocable to each FTE for each Party, including all associated costs, such as salaries, benefits, lab materials and supplies, non-capitalized equipment, depreciation, repair and maintenance and other ordinary direct expenses related to research and development activities.

(e)                    consider and determine whether and when to initiate clinical studies of the Product in humans;

(f)                      consider and determine whether it is necessary or appropriate for the Parties to obtain access to intellectual property or technologies Controlled by Third Parties and, if so, review and approve the terms of any proposed license or similar agreement;

(g)                   consider and determine whether it is appropriate to grant to Third Parties any licenses or other rights with respect to Collaboration Technology;

(h)                   review and approve the publication of any Collaboration Technology;

(i)                       consider and determine a patent strategy for Collaboration Technology;

(j)                       in general, to direct the research, development and commercialization of the Product in accordance with the terms and conditions of this Collaboration Agreement;

(k)                    consider any decisions required to be taken pursuant to the terms of Schedule G to the Bulk Supply Agreement and the Supply and Manufacturing Agreement; and

(1)                    review on a regular basis the overall pricing policy applied by both Parties.

3.3                  Subcommittees. The Steering Committee may from time to time establish, and delegate certain of its responsibilities to, one or more subcommittees (including, without limitation, a development committee, a scientific subcommittee, a finance subcommittee, and a marketing subcommittee). Each such subcommittee shall be comprised of an equal number of representatives from Chiron on the one hand and Rhein Biotech and GCVC on the other hand. Either Party, in its sole discretion, may from time to time remove one or more of its appointees from any such subcommittee and appoint new members with appropriate expertise in their place.

3.4                  Meetings. The Steering Committee shall meet at least once every six months, and each standing subcommittee shall meet at least once each calendar quarter at alternatively Rhein Biotech and GCVC’s and Chiron’s facilities or another location mutually agreed upon by the members of such committee. These meetings may be waived or held by telephone or videoconference if agreed by all activities conducted by third parties, such as clinical trials. All manufacturing costs, such as the costs of producing clinical lots, incurred prior to commercialization shall be shared by the Parties in accordance with the terms of Section 6.2 and reimbursed on a period basis prior to commercialization; and (iii) all other costs (other than capital costs but including depreciation on such capital expenditures) shall be reimbursed on a period basis. Each Party shall use all reasonable efforts to include such costs in the Annual Plan and Budget. In no event shall the Allowable Expenses for research and development exceed by 120% the Annual Plan and Budget. Moreover, the Parties agree that the initial estimate of the expected lifetime development costs of the Collaboration will be in the range United States Dollars to United States Dollars, generally in accordance with the terms of Schedule H, which amount shall not be exceeded by more than ten percent (10%) without prior approval of the Steering Committee.

4.3                  Product Registrations. Subject to the terms of Section 3.2 (Functions), each Party shall prepare, file and control all IND’s and BLA’s in its respective sales and marketing Territory. Each Party shall consult with, and provide all reasonable assistance to the other with respect to such filings. Each Party shall be permitted to attend all meetings with the Regulatory Agencies relating to such filings. Each Party shall hold all Marketing Authorizations in its respective sales and marketing Territory in its name on behalf of the Collaboration, unless otherwise required by law.

4.4                  Manufacture of R&D Supplies. Subject to the terms of Section 3.2 (Functions), the manufacture of all supplies of the Product required for research and development purposes shall be as provided for in the Collaboration and Development Plan.

ARTICLE 5
COMMERCIALIZATION

5.1                  Marketing and Sales. Subject to the terms of Section 6.4 (Commercialization), each Party shall have exclusive rights to market and sell the Product on behalf of the Parties in its respective sales and marketing Territory as follows:

(a)                    the Rhein Biotech and GCVC territory shall be (i) with respect to the Whole Cell Product, supranational institutions, such as WHO, PAHO, GAVI and UNICEF, worldwide (the “Rhein Biotech and GCVC Whole Cell Product Territory”); and (ii) with respect to the Acellular Product, if any, North Korea and South Korea (the “Rhein Biotech and GCVC Acellular Product Territory”)(the Rhein Biotech and GCVC Whole Cell Product Territory and the Rhein Biotech and GCVC Acellular Product Territory herein jointly referred to as the “Rhein Biotech and GCVC Territory”); and

(b)                   the Chiron territory shall be (i) with respect to the Whole Cell Product, the private costs of any such inspection.

5.5                  Contract Requirements. Chiron and Rhein Biotech and GCVC each shall be obligated to provide the Chiron Materials and the Rhein Biotech and GCVC Materials, respectively, in sufficient quantities to fulfill the Minimum Contract Requirements set forth in the Bulk Supply Agreement and the Supply and Manufacturing Agreement.

ARTICLE 6
PAYMENTS

6.1                  Upfront Payments. Neither Party shall be obligated to pay any upfront payments to the other Party.

6.2                  R&D Cost-sharing Prior to Commercialization.

(a)                    Rhein Biotech and GCVC and Chiron shall share all R&D Expenses incurred in connection their activities under this Collaboration Agreement as follows:

(i)                        Rhein Biotech and GCVC shall pay and Chiron shall pay of the R&D Expenses incurred on or after December 1, 2000 for the Collaboration with respect to the Whole Cell Product; and

(ii)                     Rhein Biotech and GCVC shall pay and Chiron shall pay of the R&D Expenses incurred for the Collaboration with respect to the Acellular Product, if any.

(b)                   The agreed accounting methodologies for determining R&D Expenses are included in Schedule F to this Collaboration Agreement.

(c)                    The agreed reporting requirements with respect to R&D Expenses are included in Schedule F to this Collaboration Agreement. Within 15 days of receipt of such reports, the Parties shall determine the sum of all R&D Expenses incurred by both Parties, and a single payment shall be made by one Party to the other Party such that total R&D Expenses are shared in accordance with paragraph (a).

6.3                  Milestone Payments. Neither Party shall be obligated to pay any milestone payments to the other Party.

ARTICLE 7
INTELLECTUAL PROPERTY

7.1                  Ownership.

(a)                    Contributed Chiron Technology. All Contributed Chiron Technology shall be owned solely and exclusively by Chiron. No licenses are granted except as expressly set forth in Article 8 (Licenses) or Article 14 (Termination).

(b)                   Contributed Rhein Biotech and GCVC Technology. All Contributed Rhein Biotech and GCVC Technology shall be owned solely and exclusively by Rhein Biotech and GCVC. No licenses are granted except as expressly set forth in Article 8 (Licenses) or Article 14 (Termination).

(c)                    Chiron/Rhein Biotech and GCVC Joint Background Technology. All Chiron/Rhein Biotech and GCVC Joint Background Technology shall continue to be owned jointly by Chiron and Rhein Biotech and GCVC. Except as otherwise expressly set forth in Article 14 (Termination), neither Party shall license its interest in Chiron/Rhein Biotech and GCVC Joint Background Technology without the prior written consent of the other Party.

7.2                  Ownership of Collaboration Technology.

(a)                    Ownership. All Collaboration Technology shall be jointly owned by Rhein Biotech and GCVC and Chiron.

(b)                   Licenses. Except as otherwise expressly set forth in Article 14 (Termination), neither Party shall license its interest in Collaboration Technology without the prior written consent of the other Party.

7.3                  Patent Filing, Prosecution, Maintenance and Defense. Chiron shall file, prosecute, maintain and defend the Collaboration Patents in accordance with the patent strategy established by the Steering Committee. Chiron shall keep Rhein Biotech and GCVC fully and promptly informed of the status of the prosecution of such Collaboration Patents, shall consult with Rhein Biotech and GCVC concerning each step of such prosecution, and shall afford Rhein Biotech and GCVC timely opportunity to review and comment on any submission to be made in connection therewith. Rhein Biotech and GCVC shall cooperate fully with Chiron in connection with such matters. All costs and expenses incurred by either Party in connection therewith shall be shared, with Chiron paying of such costs and Rhein Biotech and GCVC paying thereof.

7.4                  Infringement Action By A Third Party. Each Party shall promptly notify the other Party in the event any legal proceedings are commenced or threatened against

ARTICLE 8
LICENSES

8.1                  License to Contributed Chiron Technology. Subject to the terms and conditions of this Collaboration Agreement, Chiron hereby grants to Rhein Biotech and GCVC a worldwide royalty-free license, without the right to sublicense, under the Contributed Chiron Technology, to make, use and sell the Product. Such license shall be co-exclusive with Chiron.

8.2                  License to Contributed Rhein Biotech and GCVC Technology. Subject to the terms and conditions of this Collaboration Agreement, Rhein Biotech and GCVC hereby grants to Chiron a worldwide royalty-free license, without the right to sublicense, under the Contributed Rhein Biotech and GCVC Technology, to have made, use and sell the Product. Such license shall be co-exclusive with Rhein Biotech and GCVC.

ARTICLE 9
MATERIALS

9.1                  Rhein Biotech and GCVC Materials. Rhein Biotech and GCVC is the sole and exclusive owner or licensee of the Rhein Biotech and GCVC Materials. Chiron shall be permitted to use the Rhein Biotech and GCVC Materials for purposes of the Collaboration and for no other purposes whatsoever. Chiron shall have no rights or licenses to the Rhein Biotech and GCVC Materials except as expressly set forth herein. Chiron shall not provide any Rhein Biotech and GCVC Materials to any unaffiliated third party without the prior written consent of Rhein Biotech and GCVC. Except as expressly set forth herein or otherwise required by applicable law or regulations, upon the termination of the Collaboration, Chiron shall cease to use the Rhein Biotech and GCVC Materials and shall, at Rhein Biotech and GCVC’s option and expense, either destroy the Rhein Biotech and GCVC Materials or return the Rhein Biotech and GCVC Materials to Rhein Biotech and GCVC.

9.2                  Chiron Materials. Chiron is the sole and exclusive owner or licensee of the Chiron Materials. Rhein Biotech and GCVC shall be permitted to use the Chiron Materials for purposes of the Collaboration and for no other purposes whatsoever. Rhein Biotech and GCVC shall have no rights or licenses to the Chiron Materials except as expressly set forth herein. Rhein Biotech and GCVC shall not provide any Chiron Materials to any unaffiliated third party without the prior written consent of Chiron. Except as expressly set forth herein or otherwise required by applicable law or regulations, upon the termination of the Collaboration, Rhein Biotech and GCVC shall cease to use the Chiron Materials and shall, at Chiron’s option and expense, either destroy the Chiron Materials or return the Chiron Materials to Chiron.

(a)                    is or hereafter becomes generally available to the public other than by reason of any breach or default by the Receiving Party of its confidentiality obligation under this Collaboration Agreement;

(b)                   was already known to the Receiving Party (as shown by its written records) prior to the date of receipt by the Receiving Party from the Disclosing Party hereunder or is independently developed by the Receiving Party (as shown by its written records) without access to the Disclosing Party’s information; or

(c)                    is disclosed to the Receiving Party by a third-party not directly or indirectly under a duty of confidentiality to the Receiving Party;

(d)                   to the extent such disclosure is reasonable necessary in connection with the following:

(i)                        filing, prosecuting or maintaining Collaboration Patents;

(ii)                     IND’s or BLAs;

(iii)                  prosecuting or defending litigation;

(iv)                 compliance with applicable laws or court orders.

Whenever the Receiving Party becomes aware of any state of facts which would or might result in disclosure of Confidential Information pursuant to subparagraph (d) above, it shall, if possible, promptly notify the Party making disclosure (the “Disclosing Party”) prior to any such disclosure so that the Disclosing Party may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Collaboration Agreement. In any event, if the Receiving Party is unable to promptly notify the Disclosing Party or if such protective order or other remedy is not obtained, or if the Disclosing Party waives compliance with the provisions of this Collaboration Agreement, the Receiving Party will furnish only that portion of the information which it is advised by counsel is legally required and will exercise reasonable efforts to obtain assurance that confidential treatment will be accorded the Confidential Information.

Each party shall be entitled, in addition to any other right or remedy it may have, at law or in equity, to an injunction, enjoining or restraining any other party from any violation or threatened violation of this Article 9.

10.3           Return of Confidential Information. Within thirty (30) days after expiration or earlier termination of this Collaboration Agreement, the Receiving Party shall (and shall cause its Affiliates and their respective Representatives to) return to the Disclosing Party or destroy all documents and tangible items (including electronic format) then in its possession which contain, relate to or refer to Confidential Information received from the Disclosing Party; provided, however, that the Receiving Party may retain one copy of each document in its legal files solely to permit the Receiving Party to comply with its obligations hereunder.

S.p.A. of its obligations hereunder have been duly authorized by all necessary corporate action on the part of each of Chiron Behring and Chiron S.p.A.;

(b)                   no consent, license, permit, approval, order or authorization of, or registration, declaration, qualification or filing with, any foreign, federal, state, provincial or local governmental authority is required to be obtained or made in connection with the execution and delivery of this Collaboration Agreement by Chiron Behring or Chiron S.p.A. or the performance of its obligations hereunder;

(c)                    the execution and delivery by each of Chiron Behring and Chiron S.p.A. of this Collaboration Agreement and the performance by each of Chiron Behring and Chiron S.p.A. of its obligations hereunder do not conflict with or require the consent of any third party to any contract, agreement, commitment, covenant, understanding or arrangement to which Chiron Behring or Chiron S.p.A. is a party;

(e)                    Chiron owns or controls the Contributed Chiron Technology free and clear of any liens, claims, encumbrances or charges, and has not previously licensed, assigned or otherwise encumbered its right, title or interest in the Contributed Chiron Technology in the Field.

EACH OF CHIRON BEHRING AND CHIRON S.P.A. DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, WARRANTIES OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE ANY AND ALL PRODUCTS OR CHIRON MATERIALS SUPPLIED HEREUNDER, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT.

12.2           Representations and Warranties by Rhein Biotech and GCVC. Each of Rhein Biotech and GCVC represents and warrants with respect to itself to Chiron, as of the Effective Date, that:

(a)                    Each of Rhein Biotech and GCVC is a corporation and is validly existing and in good standing under the laws of its jurisdiction of incorporation; each of Rhein Biotech and GCVC has all necessary corporate power to execute, deliver and perform this Collaboration Agreement and to carry out its obligations hereunder this Collaboration Agreement; and the execution and delivery of this Collaboration Agreement by each of Rhein Biotech and GCVC and the performance by each of Rhein Biotech and GCVC of its obligations hereunder have been duly authorized by all necessary corporate action on the part of each of Rhein Biotech and GCVC;

(b)                   no consent, license, permit, approval, order or authorization of, or indemnification is sought (the “Indemnifying Party”) in writing promptly upon becoming aware of any claim, threatened claim, damage, loss, suit, proceeding or liability (“Claim”) to which such indemnification may apply. Failure to provide such notice shall constitute a waiver of the Indemnifying Party’s indemnity obligations hereunder if and to the extent the Indemnifying Party is materially damaged thereby. The Indemnifying Party shall have the right to assume and control the defense of the Claim at its own expense. If the right to assume and control the defense is exercised, the Indemnified Party shall have the right to participate in, but not control, such defense at its own expense and the Indemnify Party’s indemnity obligations shall be deemed not to include attorneys’ fees and litigation expenses incurred by the Indemnified Party after the assumption of the defense by the Indemnifying Party. If the Indemnifying Party does not assume the defense of the Claim, the Indemnified Party may defend the Claim; provided, that the Indemnified Party will not settle or compromise the Claim without consent of Indemnifying Party, which consent will not be unreasonably withheld. The Indemnified Party shall cooperate with Indemnifying Party and will make available to Indemnifying Party all pertinent information under the control of the Indemnified Party.

13.4           Waiver of Consequential or Punitive Damages. Subject only to the terms of Section 14.6, no Party shall be liable to any other Party for any special, incidental or consequential damages, including lost profits, whether any claim for such recovery is based upon theories of contract, negligence, or tort (including strict liability). Each Party hereby waives for itself and its successors and assigns any and all claims for any special, incidental or consequential damages, including lost profits.

13.5           Insurance. Each Party shall obtain and maintain comprehensive general liability insurance, including product liability insurance, with a reputable and financially secure insurance carrier(s), to cover its activities under this Collaboration Agreement.

ARTICLE 14
TERM, TERMINATION AND REMEDY FOR BREACH

14.1           Term. This Collaboration Agreement is effective as of the date hereof and shall continue indefinitely unless terminated by either Party in accordance with the terms hereof.

14.2           Mutual Agreement. The Parties may terminate the Collaboration and the Collaboration Documents at any time by mutual written agreement.

14.3           Termination for Material Breach. Subject to the terms of this Section 14.3, either Party may terminate the Collaboration and the Collaboration Documents by notice with immediate effect in the event of the occurrence of a Material Breach

Collaboration and the Collaboration Documents subject to receipt by the Changed Party of written notice of the exercise of such right within ninety (90) days after the completion of such acquisition.

14.5           Effect of Termination In General. Upon termination of the Collaboration and the Collaboration Documents:

(a)                    each Party shall be obligated to pay 50% of the Residual Expenses; and

(b)                   neither Party shall be relieved of any obligation which accrued prior to the effective date of such termination; in particular, each Party shall remain obligated to pay its share of all R&D Expenses incurred by the Parties prior to termination in accordance with the provisions of Section 6.2 and both Parties shall fulfill all payment and other obligations incurred with respect to commercialization of the Product prior to the date of such termination in accordance with the provisions of Section 6.4.

(c)                    except as provided in Section 14.3, Rhein Biotech and GCVC shall not have any continuing license to or any other right, title or interest in or to the Contributed Chiron Technology, and Chiron shall not have any continuing license to or any other right, title or interest in or to the Contributed Rhein Biotech and GCVC Technology;

(d)                   the Parties shall continue to jointly own all Collaboration Technology developed prior to such termination; each Party shall have the right to freely license its interest in such Collaboration Technology without the consent of the other Party; and neither Party shall be obligated to pay any royalties to the other Party for the use of such Collaboration Technology by such Party or its licensees;

(e)                    The following provisions shall survive any such termination. Article 6 (Payments), Article 7 (Intellectual Property), Article 8 (Licenses), Article 10 (Confidentiality), Article 12 (Representations and Warranties), Article 13 (Indemnification and Insurance) and Article 14 (Termination).

14.6           Remedies for Other Breaches. The Parties agree that the remedies set forth below shall be the exclusive remedies with respect to the following other breaches under the Collaboration Documents:

(a)                    In the event (i) either Party shall breach Section 5.5 (Contract Requirements) or (ii) there is a delay in the supply of any Materials other than by reason of Force Majeure or by reason of any processing failure beyond the reasonable control of the relevant Party by more than thirty (30) days, the Party in breach or with respect to whose Materials such delay has occurred shall pay to the other Party one percent(l%) of the then minimum selling price of the Product per day as a penalty.

If to Rhein Biotech and GCVC:

GreenCross Vaccine Corporation
303 Bojung-Ri, Koosung-Eup
Yongin 449-770
Republic of Korea

Attention: Representative Director
Facsimile: 82 31 260 9012

with a copy to:

Rhein Biotech N.V.
Gaetano Martinolaan 95
6229 GS Maastricht
The Netherlands

Attention: CEO
Facsimile: 31 43 35 67 899

15.2           Entire Agreement. The Collaboration Documents constitute the entire agreement between the Parties hereto with respect to the subject matter hereof and supersede any prior agreement whether written or oral.

15.3           Force Majeure. Neither Party shall be held liable or responsible to the other Party nor be deemed to have defaulted under or breached the Agreement for failure or delay in fulfilling or performing any term of the Agreement when such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party (including but not limited to fire, floods, embargoes, war, acts of war (whether war be declared or not), insurrections, riots, civil commotion, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any governmental authority or the other Party (collectively, “Events of Force Majeure”); provided, however, that the affected Party (i) shall immediately notify the other Party of the occurrence of any such Event of Force Majeure and (ii) shall exert all reasonable efforts to eliminate, cure or overcome any such Event of Force Majeure and to resume performance of its covenants with all possible speed; and provided, further, that nothing contained herein shall require any Party to settle on terms unsatisfactory to such Party any strike, lockout or other labor difficulty, any investigation or proceeding by any governmental authority or any litigation by any third-party. Notwithstanding the foregoing, to the extent that an Event of Force Majeure continues for a period in excess of six (6) months, the affected Party shall promptly notify in writing the other Party of such Event of Force Majeure and within four (4) months of the other Party’s receipt of such notice, the Parties agree to negotiate in good faith either (i) to resolve the Event of Force Majeure, if possible, (ii) to extend by mutual agreement the time period to resolve, eliminate, cure or overcome such Event of

15.10    Absence of Existing Competition. Each of Rhein Biotech and GCVC represents and warrants to Chiron that, to the best of its knowledge and belief, neither of Rhein Biotech or GCVC nor any Affiliate of either Rhein Biotech or GCVC is presently engaged in the business of manufacturing, marketing or distributing the Product. Chiron represents and warrants to Rhein Biotech and GCVC that, to the best of its knowledge and belief, neither Chiron nor any Affiliate of Chiron is presently engaged in the business of manufacturing, marketing or distributing the Product.

15.11    Absence of Future Competition. Except as otherwise provided in this Collaboration Agreement, each Party covenants and agrees that none of such Party or any Affiliate of such Party (whether or not such Affiliate has accepted a sublicense hereunder and agreed to be bound by the terms hereof) or any of their respective successors in interest shall engage in the business of developing, manufacturing, marketing or distributing any Product in the Field other than through Chiron and Rhein Biotech and GCVC, as contemplated by this Collaboration Agreement, provided, however, that in the event the Collaboration with respect to the Acellular Product is terminated pursuant to the terms of Section 2.5, then this Section 15.11 shall not apply to any acellular product in the Field.

15.12    Ethical Business Practices. Neither Party, nor any person employed by it or representing it, has ever made, offered, provided or authorized, and covenants that neither it, nor any person employed by it or representing it, will make offer provide or authorize, direct or indirectly, any payment or transfer of anything of value to any official, representative or employee of any government agency or instrumentality, any political party or officer thereof, or any candidate for public office for the purpose of influencing a decision by any of them in their official capacity, and no officer, director, partner, owner, principal, employee, or agent of either Party is an official or employee of a governmental agency or instrumentality or a government owned company in a position to influence action or a decision regarding the activities of such Party contemplated in this Collaboration Agreement. Each Party covenants that it will inform the other, if and as soon as any person assumes such a position as an official or employee of a governmental agency or instrumentality or government owned company, while at the same time remaining an officer, director, partner, owner, principal, employee, or agent of such Party.

15.13    Use of Name. No right, express or implied, is granted to either Party by this Collaboration Agreement to use in any manner any trademark or trade name of the other Party including the names “Rhein Biotech and GCVC” and “Chiron” without the prior written consent of the owning Party.

IN WITNESS WHEREOF, the parties have executed this Collaboration Agreement as of the date set forth above.

CHIRON BEHRING GMBH & CO		RHEIN BIOTECH N.V.

By:	/s/ John A. Lambert	By:	/s/ Jan Thio
Name:	John A. Lambert	Name:	Jan Thio
Title:	President, Chiron Vaccines	Title:	Business Director

CHIRON S.P.A.
		By:	/s/ Kees Moonen
By:	/s/ John A. Lambert	Name:	Kees Moonen
Name:	John A. Lambert	Title:	Legal Counsel
Title:	President, Chiron Vaccines
GREENCROSS VACCINE CORPORATION

		By:	/s/ Ton Kuiper
		Name:	Ton Kuiper
		Title:	Representative Director

SCHEDULE A

DEFINITIONS

For the purposes of the Collaboration Documents the following words and phrases shall have the following meanings:

1.1                  INTENTIONALLY DELETED

1.2                  “Affiliate”, with respect to any person, means any company, entity, joint venture or similar business arrangement which is controlled by, controlling or under common control with such person, and shall include without limitation any company fifty percent or more of whose voting stock or participating profit interest is owned or controlled, directly or indirectly, by such person, and any company which owns or controls, directly or indirectly, fifty percent or more of such person.

1.3                  “Allowable Expenses” means the fully burdened, fairly allocated direct and indirect costs and expenses incurred by either Party in connection with its activities under the Collaboration Documents, which shall include a reasonable depreciation of employed assets, as determined in accordance with the accounting methodologies set forth in Schedule F to the Collaboration Agreement; provided that such costs and expenses are contemplated by an Annual Plan and Budget approved in accordance with the provisions of Article 3 of the Collaboration Agreement; provided, however, that any depreciation and amortization associated with any capital expenditure prior to commercialization of the Product shall be treated as an Allowable Expense only to the extent that such expenses combined with the other R & D Expenses do not exceed 120 % of the amount set forth in the Annual Plan and Budget for R & D Expenses. Allowable Expenses shall not include any (a) Excluded Expenses or (b) any allocation of general and administration expenses or any G& A Markup or (c) any Sales & Marketing Expenses.

1.4                  “Annual Plan and Budget” means, with respect to any year, a plan for such year which shall include at least the following: planned research and development activities, including timeline and targeted milestones; planned manufacturing activities; and planned sales and marketing activities and which shall be prepared and approved in accordance with the terms of Section 3.2(a) to the Collaboration Agreement.

1.5                  “Batch” shall mean a specific quantity of the Product comprising a number of units mutually agreed upon between Chiron and Rhein Biotech and GCVC, and that (a) is intended to have uniform character and quality within specified limits,

1.15           “Chiron Purchase Order” means written orders from Chiron to Rhein Biotech and GCVC which shall specify (a) the quantity of the Product ordered, (b) shipping instructions, (c) delivery dates, and (d) delivery destinations.

1.16           “Chiron Purchase Price” means the price to be paid by Chiron to Rhein Biotech and GCVC for the Product in accordance with the terms of Section 5.2 of the Supply and Manufacturing Agreement.

1.17           “Chiron/Rhein Biotech and GCVC Joint Background Technology” means

(a)                    all inventions, discoveries, procedures, processes, methods, data, information, results, trade secrets and know-how, whether patentable or otherwise, arising out of the Materials Transfer Agreement prior to the Effective Date; and

(b)                   all patents and patent applications claiming such inventions and other technology; all patents issued from such patent applications; and all reissues, confirmations, renewals, extensions, counterparts, divisions, continuations, continuations-in-part, supplemental protection certificates or utility models relating to such patents and patent applications.

1.17           “Chiron Territory” shall have the meaning ascribed to it in Section 5.1(b) of the Collaboration Agreement.

1.18           “COGS” stands for cost of goods sold and shall have the meaning ascribed to it in Schedule F to the Collaboration Agreement.

1.19           “Collaboration” shall have the meaning ascribed to it in Section 2.1 of the Collaboration Agreement.

1.20           “Collaboration Agreement” means the collaboration agreement dated as of April 30, 2001 between Chiron and Rhein Biotech and GCVC and all schedules, amendments and supplements thereto.

1.21           “Collaboration and Development Plan” means the collaboration and development plan attached as Schedule H to the Collaboration Agreement.

1.22           “Collaboration Documents” means the Collaboration Agreement, the Bulk Supply Agreement and the Supply and Manufacturing Agreement.

1.23           “Collaboration Inventions” shall have the meaning ascribed to it in the definition of Collaboration Technology.

1.24           “Collaboration Know-How” shall have the meaning ascribed to it in the definition of Collaboration Technology.

(b)                   all unpublished scientific, engineering, economic, commercial and other technical data or information, research results, methods, processes, procedures, trade-secrets and know-how relating to the Product which are Controlled by Chiron as of the Effective Date.

1.27                       “Contributed Rhein Biotech and GCVC Technology” means:

(a)                    all patents and patent applications Controlled by Rhein Biotech and GCVC as of the Effective Date that cover the Product, including without limitation, the patents and patent applications listed on Schedule C to the Collaboration Agreement; for these purposes a patent or patent application shall be deemed to “cover” the Product if the manufacture, use or sale of the Product by Chiron would infringe a claim in such patent or patent application but for the licenses contemplated hereby; all patents issued from such patent applications; and all reissues, confirmations, renewals, extensions, counterparts, divisions, continuations, continuations-in-part, supplemental protection certificates or utility models relating to such patents and patent applications; and

(b)                   all unpublished scientific, engineering, economic, commercial and other technical data or information, research results, methods, processes, procedures, trade-secrets and know-how relating to the Product which are Controlled by Rhein Biotech and GCVC as of the Effective Date.

1.28                       “Controls” or “Controlled” means possession of the right to grant licenses or sublicenses without violating the terms of any agreement or other arrangement with, or the rights of, any Third Party.

1.29                       “Current Good Manufacturing Practices” or “cGMP” means the good manufacturing practices required by each applicable regulatory authority at any time during the term of this Agreement for the manufacture and testing of pharmaceutical materials as applied solely to the Product.

1.30                       “Effective Date” means the date of the Collaboration Agreement.

1.31                       “Excluded Expenses” means any and all costs and expenses incurred in defending, settling or otherwise discharging any liability to a third party, including, without limitation, any employee of either Party or their Affiliates, based upon tortious acts.

1.43           “Master Batch Record” means, with respect to each Product to be Manufactured hereunder, a formal set of instructions for the Manufacture of such Product.

1.44           “Material Breach” shall have the meaning ascribed to it in Section 14.3 of the Collaboration Agreement.

1.45           “Minimum Contract Requirements” means the quantity of the Product set forth in Schedule B to the Bulk Supply Agreement and Schedule B to the Manufacturing and Supply Agreement.

1.46           “Net Sales” means, with respect to either Party, the total gross sales or consideration for the Product charged to unaffiliated third parties, including without limitation, amounts invoiced for sales of the Product, less the Sales and Return Allowances, provided, however, that the selling Party may, at its option, allocate the Sales and Return Allowances based upon accruals estimated reasonably and consistent with such Party’s standard business practices; and provided further, however, that if the selling Party elects to utilize such accruals, actual deductions will be calculated and, if applicable, a “true-up” made, on an annual basis and to the extent the aggregate amount of such deductions is required under the terms of this Agreement to be allocated between countries, such allocation will be in the same proportion as gross sales of the Product realized in each country in the applicable period.

1.47           “Other Revenues” means any revenues arising out of Collaboration Technology other than Net Sales, including, without limitation, royalties or other amounts paid by Third Parties for licenses to Collaboration Technology.

1.48           “Parties” means Chiron and Rhein Biotech and GCVC and “Party” shall mean one of them.

1.49           “Product” means (a) the Whole Cell Product; and (b) to the extent of the Collaboration proceeding in accordance with the terms of Section 2.5 of the Collaboration Agreement, the Acellular Product.

1.50           “Product Addendum” means the addendum attached as Schedule C to the Bulk Supply Agreement and as Schedule C to the Manufacturing and Supply Agreement setting forth the Product Requirements, terms and presentations for each Product Manufactured under the Bulk Supply Agreement and the Manufacturing and Supply Agreement.

1.51           “Product Loss Allowance” means the allowances for losses of the finished Product as more specifically set forth in Schedule F to the Bulk Supply Agreement and the Supply and Manufacturing Agreement.

1.52           “Product Requirements” means the Product Specifications, the Master Batch Record and Rhein Biotech and GCVC’s SOPs.

substances (other than Chiron Materials, which combination shall be deemed Collaboration Materials).

1.61           “Rhein Biotech and GCVC Purchase Order” means written orders from Rhein Biotech and GCVC to Chiron which shall specify (a) the quantity of the Bulk Chiron Material ordered, (b) shipping instructions, (c) delivery dates, and (d) delivery destinations.

1.62           “Rhein Biotech and GCVC Purchase Price” means the price to be paid by Rhein Biotech and GCVC to Chiron for the Bulk Chiron Material in accordance with the terms of Section 3.2 of the Bulk Supply Agreement.

1.63           “Rhein Biotech and GCVC Territory” shall have the meaning ascribed to it in Section 5.1 of the Collaboration Agreement.

1.64           “Sales & Marketing Expenses” means the following sales and marketing expenses for the Product including:

(i)                       Costs associated with sales representatives such as compensation, benefits, travel, supervision and training of sales representatives, sales meetings and other sales expenses.

(ii)                    Direct costs of marketing, promotion, advertising, professional education, product related to public relations, relationships with opinion leaders and professional societies, market research and other similar activities.

1.65           “Sales and Return Allowances” means the following sales and return allowances as determined under US GAAP:

(a)                    normal and customary trade and/or quantity discounts;

(b)                   returns, rebates, credit for product defects actually;

(c)                    to the extent separately stated on purchase orders and invoices or other documents of sale and actually taken:

(i)                        imported and export duties;

(ii)                     excise, sales or use taxes;

(iii)                  value added taxes, and other governmental charges; and

(d)                   transportation, transit and insurance for transportation, each to the extent separately invoiced and paid by the selling Party.

1.66           “SOPS” mean standard operating procedures for the Manufacture of the Product which shall be reviewed by both Parties.

1.67           “Steering Committee” shall have the meaning ascribed to it in Article 3 of the Collaboration Agreement.

1.68           “Supply and Manufacturing Agreement” means the supply and manufacturing agreement dated as of the date of the Collaboration Agreement between Chiron and Rhein Biotech and GCVC, and all schedules, amendments and supplements